                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 12)(1)

                              TRANSMETA CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   89376R2080
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 20, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89376R208                  13D                                 Page 2


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Partners Master Fund, L.P.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 1,000
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               1,000
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

___________
(1) Based on 12,204,671 shares of common stock of Transmeta Corporation (the "Issuer") outstanding at October 15, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 17, 2008.

CUSIP No. 89376R208                   13D                                 Page 3

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 515,829(2)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                637,542(3)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               515,829(2)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  637,542(3)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,153,371
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------- ----------------------------------------------------------------------

_____________
(2) Because Riley Investment Management LLC has sole investment and voting power over 1,000 shares of Common Stock held by Riley Investment Partners Master
Fund, L.P. and 514,829 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 637,542 shares of Common Stock held in investment advisory accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P.

CUSIP No. 89376R208                   13D                                 Page 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co., LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 11,739
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               11,739
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                 -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,739
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          BD
--------- ----------------------------------------------------------------------

____________

CUSIP No. 89376R208                   13D                                 Page 5


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 527,568(4)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                637,542(5)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               527,568 (4)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  637,542 (5)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,165,110
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

_____________

(4) Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.'s security holdings and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 1,000 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and the 514,829 shares held in managed accounts by its investment advisory clients. B. Riley & Co., LLC has sole voting and dispositive power over 11,739 shares of common stock. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

(5) Riley Investment Management LLC has shared voting and dispositive power over 637,542 shares of Common Stock held by investment advisory accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P.

CUSIP No. 89376R208                  13D                                  Page 6


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (c) In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions. On 10/28/2008, RIP crossed 250,000 shares at $15 per share and 220,000 shares at $15.21 per share to investment advisory clients of RIM. On 10/2/2008, a BRC managed account crossed 1,690 shares to BRC at $16.3 per share. On 10/14/2008, BRC crossed 10,410 shares at $16.24 per share and 1,590 shares at $16.3 per share to an investment advisory client of RIM. The following are the other transactions in the past 60 days through September 24, 2008.


INVESTMENT ADVISORY CLIENTS    TRANS CODE   QUANTITY     PRICE       TRADE DATE
                                   SL        18,149      17.4102     11/19/2008
                                   SL        50,000      17.54       11/19/2008
                                   SL        121,478     17.1695     11/20/2008
                                   SL        10,000      17.42       11/20/2008
                                   SL        36,156      17.13       11/21/2008
                                   SL        13,844      17.13       11/21/2008

BRC                            TRANS CODE   QUANTITY     PRICE       TRADE DATE
                                   SL           6,851    17.4102     11/19/2008

BRC Managed Account            TRANS CODE   QUANTITY     PRICE       TRADE DATE
                                   SL          48,310    17.164      11/21/2008

B. Riley Retirement Trust      TRANS CODE   QUANTITY     PRICE       TRADE DATE
                                   SL           5,000    17.2         11/20/2008

CUSIP No.  89376R208                   13D                                Page 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008


                                     Riley Investment Partners Master Fund, L.P.
                                         By: Riley Investment Management LLC,
                                             its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman


                                     B. Riley & Co. Retirement Trust

                                     By:  /s/ Bryant R. Riley
                                         ---------------------------------------
                                            Bryant R. Riley, Trustee


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                          Bryant R. Riley